SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 03 May 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 22 April 2024
99.2	Transaction in Own Shares dated 23 April 2024
99.3	Transaction in Own Shares dated 24 April 2024
99.4	Transaction in Own Shares dated 25 April 2024
99.5	Transaction in Own Shares dated 26 April 2024
99.6	Transaction in Own Shares dated 29 April 2024
99.7	Transaction in Own Shares dated 30 April 2024
99.8	Transaction in Own Shares dated 02 May 2024
99.9	Transaction in Own Shares dated 03 May 2024

Exhibit No: 99.1

22 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	19 April 2024

Aggregate number of ordinary shares purchased:	29,892

Lowest price paid per share:	£ 77.0600

Highest price paid per share:	£ 78.2400

Average price paid per share:	£ 77.9951

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,082,372 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4099L_1-2024-4-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                              Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 29,892 (ISIN: GB00BHJYC057)

Date of purchases: 19 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	29,892
Highest price paid (per ordinary share)	£ 78.2400
Lowest price paid (per ordinary share)	£ 77.0600
Volume weighted average price paid(per ordinary share)	£ 77.9951

Exhibit No: 99.2

23 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 22 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	22 April 2024

Aggregate number of ordinary shares purchased:	19,959

Lowest price paid per share:	£ 78.2400

Highest price paid per share:	£ 79.2600

Average price paid per share:	£ 78.9589

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,062,413 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5903L_1-2024-4-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,959 (ISIN: GB00BHJYC057)

Date of purchases: 22 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,959
Highest price paid (per ordinary share)	£ 79.2600
Lowest price paid (per ordinary share)	£ 78.2400
Volume weighted average price paid(per ordinary share)	£ 78.9589

Exhibit No: 99.3

24 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	23 April 2024

Aggregate number of ordinary shares purchased:	19,905

Lowest price paid per share:	£ 79.7600

Highest price paid per share:	£ 80.9000

Average price paid per share:	£ 80.1710

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,042,508 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7688L_1-2024-4-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,905 (ISIN: GB00BHJYC057)

Date of purchases: 23 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,905
Highest price paid (per ordinary share)	£ 80.9000
Lowest price paid (per ordinary share)	£ 79.7600
Volume weighted average price paid(per ordinary share)	£ 80.1710

Exhibit No: 99.4

25 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	24 April 2024

Aggregate number of ordinary shares purchased:	19,919

Lowest price paid per share:	£ 79.7600

Highest price paid per share:	£ 81.4600

Average price paid per share:	£ 80.8452

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,022,589 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9331L_1-2024-4-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,919 (ISIN: GB00BHJYC057)

Date of purchases: 24 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,919
Highest price paid (per ordinary share)	£ 81.4600
Lowest price paid (per ordinary share)	£ 79.7600
Volume weighted average price paid(per ordinary share)	£ 80.8452

Exhibit No: 99.5

26 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	25 April 2024

Aggregate number of ordinary shares purchased:	19,941

Lowest price paid per share:	£ 79.2800

Highest price paid per share:	£ 80.7200

Average price paid per share:	£ 80.0881

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 163,002,648 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1159M_1-2024-4-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,941 (ISIN: GB00BHJYC057)

Date of purchases: 25 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,941
Highest price paid (per ordinary share)	£ 80.7200
Lowest price paid (per ordinary share)	£ 79.2800
Volume weighted average price paid(per ordinary share)	£ 80.0881

Exhibit No: 99.6

29 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	26 April 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 79.9000

Highest price paid per share:	£ 81.0400

Average price paid per share:	£ 80.5197

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,982,648 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3015M_1-2024-4-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 26 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 81.0400
Lowest price paid (per ordinary share)	£ 79.9000
Volume weighted average price paid(per ordinary share)	£ 80.5197

Exhibit No: 99.7

30 April 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 29 April 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	29 April 2024

Aggregate number of ordinary shares purchased:	19,899

Lowest price paid per share:	£ 78.9800

Highest price paid per share:	£ 80.2400

Average price paid per share:	£ 79.5592

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,962,749 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4900M_1-2024-4-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,899 (ISIN: GB00BHJYC057)

Date of purchases: 29 April 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,899
Highest price paid (per ordinary share)	£ 80.2400
Lowest price paid (per ordinary share)	£ 78.9800
Volume weighted average price paid(per ordinary share)	£ 79.5592

Exhibit No: 99.8

02 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	01 May 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 78.5200

Highest price paid per share:	£ 79.6000

Average price paid per share:	£ 78.9902

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,942,749 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9106M_1-2024-5-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 01 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 79.6000
Lowest price paid (per ordinary share)	£ 78.5200
Volume weighted average price paid(per ordinary share)	£ 78.9902

Exhibit No: 99.9

03 May 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 02 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	02 May 2024

Aggregate number of ordinary shares purchased:	19,926

Lowest price paid per share:	£ 77.9000

Highest price paid per share:	£ 78.7800

Average price paid per share:	£ 78.4651

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,922,823 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0889N_1-2024-5-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,926 (ISIN: GB00BHJYC057)

Date of purchases: 02 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,926
Highest price paid (per ordinary share)	£ 78.7800
Lowest price paid (per ordinary share)	£ 77.9000
Volume weighted average price paid(per ordinary share)	£ 78.4651

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	03 May 2024